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05006303

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wal Mart De Mexico, S.A. De C.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4609 FISCAL YEAR 12-31-04

• Complete for initial submissions only •• Please note name and address changes

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OICF/BY: dlw

DAT : 3/8/05

FILE N°
82-4609

RECEIVED
2005 MAY -2 P 3:

**WAL-MART DE MEXICO, S.A. DE C.V.
AND SUBSIDIARIES**

Consolidated Financial Statements

Years ended December 31, 2004 and 2003
with Report of Independent Auditors

ARLS
12-31-04

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Contents:

FILE No
82-4609



Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tel. (55) 5283 13 00
Fax. (55) 5283 13 92

REPORT OF INDEPENDENT AUDITORS

To Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 28, 2005

70 AÑOS
1934 - 2004

FILE N°
82-4609

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO CERTIFICADO

OPINION OF THE STATUTORY AUDITOR

To Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2004, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated January 28, 2005, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company 's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and subsidiaries at December 31, 2004, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 28, 2005

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	December 31	
	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	Ps. 11,846,246	Ps. 12,374,281
Accounts receivable - net (Note 3)	1,940,677	2,085,445
Inventories	11,971,065	11,293,240
Prepaid expenses	351,358	338,824
Total current assets	26,109,346	26,091,790
Property and equipment - net (Note 4)	45,761,492	42,968,649
Total assets	Ps. 71,870,838	Ps. 69,060,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 16,017,139	Ps. 15,664,541
Other accounts payable (Note 5)	3,777,387	3,899,543
Total current liabilities	19,794,526	19,564,084
Long-term other liabilities (Note 8)	136,553	50,641
Deferred income tax (Note 9)	4,967,400	5,356,852
Seniority premiums (Note 10)	24,841	26,126
Total liabilities	24,923,320	24,997,703
Shareholders' equity (Note 11):		
Capital stock	14,472,108	13,132,132
Legal reserve	2,625,489	2,548,687
Retained earnings	38,852,821	34,105,658
Reserve for repurchase of shares	-	2,725,456
Accumulated result of restatement	(9,547,694)	(9,021,561)
Premium on sale of shares	2,100,990	2,155,963
Employee stock option plan fund	(1,556,196)	(1,583,599)
Total shareholders' equity	46,947,518	44,062,736
Total liabilities and shareholders' equity	Ps. 71,870,838	Ps. 69,060,439

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	Year ended December 31	
	2004	2003
Net sales	Ps. 139,862,629	Ps. 126,522,979
Other income	597,317	286,815
Total revenues	140,459,946	126,809,794
Cost of sales	(110,924,311)	(100,507,594)
Gross profit	29,535,635	26,302,200
Operating expenses	(20,002,903)	(18,540,982)
Operating income	9,532,732	7,761,218
Comprehensive financing income:		
Financial income - net	767,672	670,466
Exchange gain	2,849	12,207
Monetary position gain	250,332	200,893
	1,020,853	883,566
Other expenses - net	(208,378)	(174,016)
Income before income tax and employee profit sharing	10,345,207	8,470,768
Income tax and employee profit sharing (Note 9)	(2,513,903)	(2,730,326)
Net income	Ps. 7,831,304	Ps. 5,740,442
Earnings per share (in pesos)	Ps. 1.767	Ps. 1.289

The accompanying notes are an integral part of these financial statements.

FILE N° 82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Notes 1, 2, and 11)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	Capital stock	Legal reserve	Retained earnings	Reserve for repurchase of shares	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2003	Ps. 13,170,730	Ps.2,280,198	Ps. 30,397,651	Ps.3,552,586	Ps.(8,590,987)	Ps.2,177,152	Ps. (1,532,207)	Ps. 41,455,123
Movements in employee stock option plan fund						(21,189)	(51,392)	(72,581)
Increase in legal reserve		268,489	(268,489)					-
Repurchase of shares	(38,598)			(827,130)				(865,728)
Dividends paid			(1,763,946)					(1,763,946)
Comprehensive income			5,740,442		(430,574)			5,309,868
Balances at December 31, 2003	13,132,132	2,548,687	34,105,658	2,725,456	(9,021,561)	2,155,963	(1,583,599)	44,062,736
Movements in employee stock option plan fund						(54,973)	27,403	(27,570)
Increase in legal reserve		76,802	(76,802)					-
Repurchase of shares	(170,004)		(1,014,853)	(2,725,456)				(3,910,313)
Dividends capitalized and paid	1,509,980		(1,992,486)		6,774			(475,732)
Comprehensive income			7,831,304		(532,907)			7,298,397
Balances at December 31, 2004	Ps. 14,472,108	Ps.2,625,489	Ps. 38,852,821	Ps. -	Ps.(9,547,694)	Ps.2,100,990	Ps. (1,556,196)	Ps. 46,947,518

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	Year ended December 31	
	2004	**2003**
Operating activities		
Net income	Ps. 7,831,304	Ps. 5,740,442
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,616,721	2,426,209
Seniority premiums	26,687	24,428
Deferred income tax	(336,020)	(385,649)
	10,138,692	7,805,430
Changes in:		
Accounts receivable	144,768	225,303
Inventories	(1,219,666)	58,795
Prepaid expenses	(12,534)	(130,913)
Accounts payable to suppliers	352,598	480,218
Other accounts payable	(89,676)	1,042,882
Seniority premiums	(28,754)	(25,915)
Resources provided by operating activities	9,285,428	9,455,800
Financing activities		
Repurchase of shares	(3,910,313)	(865,728)
Payment of dividends	(475,732)	(1,763,946)
Resources used in financing activities	(4,386,045)	(2,629,674)
Investing activities		
Purchase of property and equipment	(6,062,611)	(5,444,783)
Sale and retirement of property and equipment	662,763	381,575
Employee stock option plan - net	(27,570)	(72,581)
Resources used in investing activities	(5,427,418)	(5,135,789)
(Decrease) increase in cash and cash equivalents	(528,035)	1,690,337
Cash and cash equivalents at beginning of year	12,374,281	10,683,944
Cash and cash equivalents at end of year	Ps. 11,846,246	Ps. 12,374,281

The accompanying notes are an integral part of these financial statements.


FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2003

Thousands of Mexican pesos with purchasing power at December 31, 2004, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (**WALMEX** or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation through one of its subsidiaries.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 61 (53 in 2003) Sam's Club membership self-service wholesale stores, 162 (140 in 2003) Bodega Aurrera, discount stores, 89 (83 in 2003) Wal-Mart Supercenter hypermarkets and 48 (44 in 2003) Superama supermarkets.
Suburbia	Operation of 50 (52 in 2003) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 226 (215 in 2003) Vips restaurants serving international cuisine, 51 (47 in 2003) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

FILE N°
82-4609

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

FILE N°
82-4609

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. Deferred income tax is recognized on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the differences are expected to reverse

   Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

   All other payments accruing to employees or their beneficiaries in the event of separation in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

   The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

FILE N°
82-4609

k. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Sales revenues are recognized at the time the merchandise is delivered to the customer.

Revenues from the sales of Sam's Club membership cards are deferred over the twelve-month term of the membership.

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued by the IMCP.

p. On January 1, 2004, IMCP issued Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Bulletin C-15 establishes the criteria for identifying, recording and disclosing impairment in the value of long-lived assets. (See Note 13).

NOTE 3 - ACCOUNTS RECEIVABLE - NET:

The balance of this account at December 31, 2004 and 2003, is presented net of an allowance for bad debts of Ps. 337,993 and Ps. 324,857, respectively.

FILE N°
82-4609

NOTE 4 - PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31	
	2004	2003
Land	Ps. 16,778,429	Ps. 16,167,718
Buildings	18,030,579	16,735,234
Facilities and leasehold improvements	9,966,242	9,045,296
	27,996,821	25,780,530
Less: Accumulated depreciation	(8,111,123)	(7,310,952)
	19,885,698	18,469,578
Fixtures and equipment	17,647,825	16,194,349
Less: Accumulated depreciation	(9,328,183)	(8,770,527)
	8,319,642	7,423,822
Construction in progress	777,723	907,531
Total	Ps. 45,761,492	Ps. 42,968,649

FILE N°
82-4609

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2004	2003
Accounts payable to suppliers:		
CMA - U.S.A., L.L.C.	Ps. 726,048	Ps. 717,564
Broadstreet Global Activities, L.L.C. (formerly WMGS Co., LTD.)	75	15,268
	Ps. 726,123	Ps. 732,832
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 187,361	Ps. 194,905

In the years ended December 31, the Company had the following transactions with related parties:

	December 31	
	2004	2003
Imported merchandise for sale	Ps.3,440,082	Ps.3,749,041
Technical assistance, services and royalties	Ps. 835,183	Ps. 797,762

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31	
	2004	2003
	Thousands of U.S. dollars	
Assets	$ 206,707	$ 155,759
Liabilities	$ 122,833	$ 154,364


FILE N°
82-4609

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31	
	2004	2003
	Thousands of U.S. dollars	
Imported merchandise for sale	$ 712,264	$705,859
Technical assistance, services and royalties	$ 75,156	$ 71,351

The exchange rate at December 31, 2004, used to translate U.S. dollar denominated balances was Ps. 11.1470 (Ps. 11.2850 at December 31, 2003) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.2931 per U.S. dollar.

NOTE 7 - COMMITMENTS:

At December 31, 2004, the Company has the following commitments:

1. Acquisition of inventories, property and equipment for Ps. 3,056,933.
2. The Company has entered into leases with third parties on compulsory terms ranging from 2 to 15 years. Rental payments under these leases are computed based on a percentage of sales made in each store. Compulsory annual rental payments under such agreements over the next five years are as follows:

Year	Amount
2005	Ps. 61,326
2006	Ps. 42,155
2007	Ps. 35,743
2008	Ps. 31,988
2009	Ps. 12,224

Rental expense for the years ended December 31, 2004 and 2003 was Ps. 1,079,334 and Ps. 1,037,329, respectively.

FILE N°
82-4609

NOTE 8 - LONG-TERM OTHER LIABILITIES:

In compliance with ecological protection standards, the Company has agreements for sewage treatment plants under leases stipulating compulsory terms of 4.5 years . Annual rental payments during the next four years are as follows:

Year	Amount
2005	Ps. 58,460
2006	Ps. 56,786
2007	Ps. 46,408
2008	Ps. 33,359

Related payments made in 2005 are presented as part of other accounts payable in less than one year.

NOTE 9 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Current year income tax	Ps. 2,722,246	Ps. 3,005,316
Deferred income tax	(192,058)	(261,624)
Subtotal	2,530,188	2,743,692
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(50,675)	(53,828)
Employee profit sharing	34,390	40,462
Total	Ps. 2,513,903	Ps. 2,730,326


FILE N°
82-4609

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2004	2003
Property and equipment	Ps. 2,701,945	Ps. 3,008,604
Inventories	3,175,128	3,293,768
Other items - net	(909,673)	(945,520)
Total	Ps. 4,967,400	Ps.5,356,852

Through December 31, 2004, the corporate income tax rate was 33%. The statutory income tax rate will be 30% in 2005, 29% in 2006 and 28% as of 2007.

In conformity with Mexican accounting Bulletin D-4, at December 31, 2004, deferred taxes are recognized on basically all temporary differences using the enacted income tax rate at the time the differences are expected to reverse. As a result of this computation, deferred taxes decreased by Ps. 832,255.

As specified in recent amendments to the Income Tax Law, starting in 2005, only the cost of finished goods sold rather than inventories acquired will be deductible. Such amendments also establish that for the purposes of determining the cost of goods sold, inventory stock at December 31, 2004 may not be deducted, unless the amount of such goods accrues over a specific number of years as of 2005 in conformity with the specific procedure defined in the law. Consequently, the amount of inventories at December 31, 2004 will accrue over periods of up 8 years.

The Company has tax losses from prior years which, in conformity with the current Mexican income tax law, may be carried forward, against taxable earnings generated in the next ten years. An analysis is as follows:

Expiration date	Amount
2009	Ps. 76,329
2010	4,300
2011	6,360
2014	77,281
	Ps. 164,270

FILE N°
82-4609

NOTE 10 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees, contributions to the fund are determined using the projected unit-credit method, employees make no contributions to the fund.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	December 31 2004	December 31 2003
Vested benefit obligation	Ps. 102,360	Ps. 85,730
Current benefit obligation	Ps. 196,705	Ps. 174,772
Projected benefit obligation	Ps. 199,032	Ps. 177,252
Plan assets	(190,927)	(174,053)
Variances in assumptions and experience adjustments	16,736	22,927
Net projected liability	Ps. 24,841	Ps. 26,126
Labor cost	Ps. 28,393	Ps. 26,067
Financing cost	9,189	8,298
Return on plan assets	(10,657)	(9,597)
Amortization	(238)	(340)
Net period cost	Ps. 26,687	Ps. 24,428
Benefits paid	11,510	11,642
Fund contributions	28,754	25,915
Amortization period of variances assumptions and experience adjustments (years)	23.0	23.4

The rates considered in the actuarial computations for 2004 and 2003 were as follows:

Discount rate for labor obligations	5.5%
Salary increase	1.0%
Return on plan assets	6.5%

FILE N°
82-4609

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 25, 2004:

1. Authorization of a maximum amount to be used in 2004 to repurchase the Company's own shares of Ps. 4,000,000 (nominal pesos).

2. Cancellation of 27,619,700 series "C" shares derived from the repurchase of the Company's own shares.

3. Increase in the rights of the holders of series "C" shares so as to be entitled to vote on corporate matters and to convert such shares into series "V" shares.

4. Increase in the legal reserve of Ps. 73,903 (nominal pesos) through a charge to retained earnings. The increase in constant pesos is Ps. 76,802.

5. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.44 nominal pesos or in Company shares at an exchange factor determined based on the average closing market price of the share on March 22, 2004 and the Ps. 0.44 nominal pesos per share. Such dividend shall be paid on March 31, 2004.

6. Increase in the variable portion of capital stock for up to Ps. 1,949,299 (nominal pesos). Such increase will be covered by issuing a maximum of 98,449,465 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be cancelled and the proposed capital increase shall be reduced proportionally.

FILE N°
82-4609

7. The movement between fixed capital stock and variable capital was formalized in a stockholders' meeting. The Company's fixed capital is Ps. 878,310 (nominal pesos) and variable capital is unlimited.

   The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 25, 2004, expired on March 29, 2004. The Company delivered 43,703,087 new series "V" shares representing an increase of Ps. 1,457,935 (nominal pesos), and cancelled 54,746,378 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 491,364 (nominal pesos).

   Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 820,853 (nominal pesos).

The following resolutions were adopted at a regular shareholders' meeting held on February 26, 2003:

1. Approval of the maximum amount to be used by the Company in 2003 to repurchase its own shares. Such amount is Ps. 3,248,032 (nominal pesos).

2. Cancellation of 34,909,400 series "C" shares that were repurchased by the Company.

3. Increase of Ps. 247,154 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 268,489.

4. Payment of cash dividend at Ps. 0.37 nominal pesos per share, irrespective of the series. The dividend will be paid starting March 13, 2003.

FILE N°
82-4609

5. Approval of a movement between fixed and variable capital. Fixed capital is Ps. 650,372 (nominal pesos) and variable capital may not exceed ten times such amount.

6. Approval of the creation of Fundacion Wal-Mart de Mexico. Annual contributions to the Foundation may not exceed 0.05% of sales.

b. An analysis capital stock without restatement at December 31, 2004 and 2003 is as follows:

Capital stock	2004	2003
Fixed	Ps. 820,853	Ps. 650,372
Variable	6,036,191	4,914,896
Total	Ps. 6,857,044	Ps. 5,565,268

Capital stock at December, 31 2004 and 2003 consisted of the following registered shares with no par value:

	Number of shares	
Series	2004	2003
Series "V" free subscription common shares	4,370,174,732	3,909,124,724
Series "C" free subscription shares without voting rights	-	523,780,121
Total number of shares	4,370,174,732	4,432,904,845

The maximum amount of authorized capital stock is unlimited.

Capital stock at December 31, 2004 and 2003 includes capitalized earnings of Ps. 3,103,169 (nominal pesos) and Ps. 1,645,234 (nominal pesos), respectively, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

FILE N°
82-4609

c. For the years ended December 31, 2004 and 2003, **WALMEX** acquired its own shares, resulting in the following reduction in capital stock:

	2004	2003
Number of shares	106,433,200	28,999,000
Theoretical historical value	Ps. 166,159	Ps. 36,407
Theoretical restated value	Ps. 170,004	Ps. 38,598

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares, which was completely exhausted. As of October 2004, such difference was applied from retained earnings.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2004 and 2003, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 35,829,712 and Ps. 32,900,651, respectively.

e. The employee stock option plan fund consists of 53,521,611 **WALMEX** shares, of which 40,888,474 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: stock options granted before 2000, 50% at the end of the third year and 50% at the end of the fourth year, from the date of grant; and stock options granted after 2000 may be exercised in equal parts over five years. In all cases, the right to exercise and employee stock option expires in a period of ten years from

FILE N°
82-4609

the date the option is granted, or sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded using the intrinsic value method following the guidelines of APB Opinion 25, as supplementary guidance to accounting principles generally accepted in Mexico.

An analysis of movements in the Company's employee stock option plan during 2004 and 2003 is as follows:

	Number of shares	Weighted Average price per share (nominal pesos)
Balance at January 1, 2003	62,885,187	19.60
Granted	16,616,186	24.99
Exercised	(11,294,169)	14.71
Canceled	(6,817,029)	21.87
Balance at December 31, 2003	61,390,175	21.71
Granted	15,812,001	33.88
Exercised	(23,229,665)	17.94
Canceled	(1,196,325)	28.49
Balance at December 31, 2004	52,776,186	26.86

Shares available for option grant:	
December 31, 2004	745,425
December 31, 2003	621,675

FILE N°
82-4609

At December 31, 2004, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

Range of Exercise Price (nominal pesos)	Granted			Exercisable	
	Number of shares	Weighted Average remaining life in years	Weighted Average price per share (nominal pesos)	Number of shares	Weighted Average price per share (nominal pesos)
12.36	115,000	3.6	12.36	115,000	12.36
19.92 - 22.82	12,518,137	5.9	22.00	4,710,859	22.09
21.45 - 25.28	10,585,167	7.2	25.05	2,874,927	24.94
23.10 - 27.49	14,214,876	8.2	25.01	2,000,572	25.09
33.79 - 36.36	15,343,006	9.2	33.88	-	-
	52,776,186	7.7	26.86	9,701,358	23.44

NOTE 12 - SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in Mexican accounting Bulletin B-5, *Financial Information by Segment*. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2004 and 2003 is as follows:

Segment	Total revenues		Operating income	
	2004	2003	2004	2003
Self services	Ps.129,076,760	Ps. 115,993,801	Ps. 7,764,260	Ps. 6,194,370
Other	11,383,186	10,815,993	1,768,472	1,566,848
Consolidated	Ps.140,459,946	Ps. 126,809,794	Ps. 9,532,732	Ps. 7,761,218

FILE N°
82-4609

Segment	Purchase of property and equipment		Depreciation	
	2004	2003	2004	2003
Self service	Ps. 5,618,770	Ps. 5,067,014	Ps. 2,180,505	Ps. 1,988,491
Other	443,841	377,769	436,216	437,718
Consolidated	Ps. 6,062,611	Ps. 5,444,783	Ps. 2,616,721	Ps. 2,426,209

Segment	Total assets		Current liabilities	
	2004	2003	2004	2003
Self service	Ps. 56,493,967	Ps. 52,377,294	Ps. 17,016,319	Ps 16,735,853
Other	7,960,995	8,234,243	1,402,028	1,426,210
Unassignable items	7,415,876	8,448,902	1,376,179	1,402,021
Consolidated	Ps. 71,870,838	Ps. 69,060,439	Ps. 19,794,526	Ps. 19,564,084

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 13 - ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

In conformity with Mexican accounting Bulletin C-15, the Company computed the carrying amount of its long-lived assets at their present value, considering each of the Company's stores or restaurants as a minimum cash generating unit. The initial effect and the effect for the year ended December 31, 2004 of the determined impairment was not deemed to be material.

FILE N°
82-4609

corporate social responsibility 2004



wal-mart mexico

Wal-Mart de Mexico is a major retail chain in Mexico. It operates 694 units throughout 73 cities nationwide, including self-service stores, membership wholesale clubs, apparel stores, and restaurants.

contents

In Wal-Mart de Mexico, our vision –*Contribute to improve the quality of life for Mexican families*– is embodied in our Social Responsibility, a corporate commitment that is put into practice through our culture, the ethical handling of our business, the development of our Associates, support for our communities and an environment-friendly operation.

Our culture starts with integrity and is practiced through our three basic beliefs: *Respect for the Individual, Customer Service* and *Strive for Excellence*.

associates

We believe in the importance of strengthening the performance of the professional lives of our 109,057 Associates, and improving the quality of their lives as well.


crown


WAL*MART

In Wal-Mart de Mexico we are committed to our people –109,057 Associates– whom we help grow.

We give special attention to increasing the participation of women. Forty-eight percent (48%) of our Associates are women and this reflects our commitment to gender equality, which has led us to receive the 2003-2004 Gender Equality Certificate awarded by the National Women's Institute.

Growing Our People

Our people are our priority and our focus is their individual growth.
We furthermore foster self-learning and development to allow all Associates to be accountable for their own growth and motivate them to reach tangible goals.

We provide our Associates with training and development opportunities through the Sam Walton Development Center and our Restaurant-and-Store-of-Learning program.


• DESARROLLO • EDUCACION
WAL MART
CENTRO
DE
CAPACITACION
SAM WALTON

The objective of the Sam Walton Development Center is to supply knowledge and skills that, together with experience, will help to improve the performance of our Associates and promote their development.

4.2 million	Man-hours in training
82,318	Trained Associates
$3'171,832	Invested in training
153	Associates promoted to executive positions


15,376
associates
promoted

environment

At Wal-Mart de Mexico we are constantly seeking ways to improve and implement measures that will reduce the environmental impact of our operations.











Energy Savings
millions of KwH
40
30
20
10
15
2
22
40
01
02
03
04

Recycling of treated water

m³

Year	03	04
m³	72,720	264,855

For Wal-Mart de Mexico, environmental protection is a priority that reflects our respect for the environment and our concern for improving the environmental conditions in the cities where we operate.

We constantly improve our practices to reduce any environmental impact. We have programs, specialized equipment and new technologies to rationalize the use of water and all energy sources, in addition to ensuring improved waste management. Moreover, we have developed strict programs for equipment maintenance and compliance with environmental regulations.

One of our community program activities consisted of creating Associate brigades to take care of traffic islands, public gardens and forests. The goal is to improve the environment that surrounds our business units, take care of the vegetation needed to help our cities breathe and beautify public parks.

Water

Water protection begins with its rational use, treatment and recycling and focusing on the use of equipment designed to reduce water consumption. We have included new solutions such as the use of environment-friendly concrete and water-permeable construction materials in parking lots that allow water to freely filter to the subsoil.

Waste Separation

Waste separation is a constant element in the daily operation of our units. We are also actively involved in programs for waste separation. We have refrigerated chambers to better conserve organic waste and we have reduced the impact of recyclable waste such as plastic, glass, paper, cardboard, aluminum and cans in our units and offices. Hazardous waste and substances used in the operation of machinery and equipment are also properly handled.

Our Associates are given training and information to control and handle waste that can pollute the environment. Manuals, booklets, in-house magazines, and courses are essential to proper waste management.

To foster the habit of recycling among our Associates and customers, we have a permanent PET and Tetrapack containers campaign. During 2004, over 48,000 tons of containers were collected. In addition, after Christmas we carry out a campaign called Christmas Tree Collection so trees are not abandoned in the streets but rather are used as organic fertilizer for public parks.

Energy

Since energy is a key resource for our operations, we are constantly implementing improvements to reduce the use of this non-renewable resource.

During 2004, we replaced all light bulbs with low power-consumption lamps to light 182 units, in addition to the 76 units modified in 2003. More efficient refrigeration equipment was installed in each unit, which has led to a reduction in energy consumption of 40 million kilowatt-hours.



During 2004, we installed 41 water treatment plants, which add to 32 installed during 2003, a total investment of $ 8 million dollars.

suppliers


SAM'S CLUB
EL GRAN NEGOCIO PARA TU NEGOCIO
$44.00
Vinagre de manzana
Doña Ale

We support the development of our suppliers to increase their efficiency and make them more competitive.


TAMPICO
TAMPICO CITRUS
$15.89


Superama
Te invita a su
1a. Feria de Proveedores Regionales
del 1 al 10 de octubre, a partir de las 10:00 hrs.

We want to take our vision *-Contribute to improve the quality of life for Mexican families-* one step further by supporting the development of small and medium-size suppliers who are significant employment generators.

Throughout the year, we organized 8 Regional Fairs in the cities of Villahermosa, Monterrey, Tuxtla, San Luis Potosi, Veracruz, Aguascalientes, Guadalajara, and Tampico. Local suppliers were advised and trained in packaging, brand and image development. As a result, 218 suppliers were added to our regular assortment and their products were included in our stores.

During 2004, Wal-Mart de Mexico invested in a program and brought the expertise to improve the textile and garment supply chain, in order to increase quality standards in raw materials and production processes. These actions will allow more than 150 Mexican suppliers to guarantee ideal quality, standardize sizes, reduce lead times, and be more competitive in the global market place.



More than 90% of the goods sold in our stores is bought in Mexico.

218 regional suppliers were added to our portfolio during 2004

8 Regional Fairs

New Textile and Garment Program

communities



For Wal-Mart de Mexico, the responsibility to our communities is a commitment that strengthens our corporate vision.





Fundación
WAL★MART
MEXICO



Wal-Mart de Mexico has a long history of social involvement in the communities where our 694 units operate.

Through the Wal-Mart de Mexico Foundation, created in March 2003, we have reiterated our permanent commitment to our communities by searching for new ways to benefit and drive their development.

During 2004, we focused on assisting education, health, nutrition, and children. All this has been possible thanks to the devotion of our Associates in each of our units, Distribution Centers and offices, who identified the most urgent problems and became involved in their solutions.

We provided matching funds for the donations of our customers during the *Let's plant good things together* national campaign.

The Wal-Mart de Mexico Foundation mission is to create and drive programs that promote the development and quality of life for Mexican families through the active participation of our Associates.



Contributions to our communities
65%
1%
4%
8%
11%
11%
In-kind donations
Community aid cards
Financial grants
Matching fund campaigns
Round-off program
Volunteers and brigades



Contribution by line of action
75%
2%
5%
8%
10%
Nutrition
Health
Ecology
Education
Other

804,302 people benefited from our programs

Ecology	Reforestation of woodlands and public parks • Maintenance of traffic islands • Clean-up and renovation of public gardens and parks	
Education	Provide equipment to schools • *Burn Prevention* campaign	49,756 people
Nutrition	Food safety programs • Child malnutrition programs • Main donor for food banks	721,435 people
Health	Children with cancer • Physically challenged persons • Breast cancer • Dental health • Cerebral palsy • Congenital cataracts • Female sexual health • Community health • Spina bifida	32,121 people
Other	Homeless children • Abandoned children • House building	990 people

volunteers

We seek to strengthen social awareness among our Associates through volunteer work.


25 de septiembre
Día Nacional del Voluntario Wal-Mart
¡Prepárate!
WAL-MART
Suburbia
saw
logistica





156

national not-for-profit organizations developed alliances with us

Ecology	Reforestation of woodlands and parks • Maintenance of traffic islands • Clean-up and renovation of gardens
Education	Speech therapy • Children's library • Children's sporting events • Help for small entrepreneurs • *Quality in Work* workshops for small entrepreneurs • Conferences for small entrepreneurs • School maintenance • Learning and leisure activities for children
Nutrition	Creation of backyard vegetable gardens • Creation of family farms • Monitoring of weight and size in undernourished children
Health	Promotion of eye health • Eye health fairs • Community health fairs • Hospital maintenance • Health and hygiene community brigades
Other	Administrative support for organizations • Marketing support for organizations • Support brigades in disasters and food drives • House building

The core of our community work is the Associate Volunteer Efforts and Community Support Brigades. These are proof-positive of the personal commitment, caring nature of our Associates, and also an example of what can be accomplished with the power of work, joint efforts, talent and a willingness to share.

In order to promote volunteer work, for the first time ever we held our National Wal-Mart de Mexico Volunteer Day with the participation of 2,476 Associates.

Additionally, we have a permanent volunteer program where Associates perform several activities reinforced by Community Support Brigades, who work when disaster strikes, on pre-opening activities and special programs during their work shifts; in 2004, some 2,012 brigade members participated.

We understand that the strength of our actions lies in forging alliances with organizations which have developed unique assistance methods, and are familiar with fieldwork, specific issues, and ways to make improvements. With their dedication and effort, these organizations provide special solutions through multitask teams, each one devoted to specific community needs.



6,745	Volunteers
31,352	Man-hours
371	Volunteer days
27	States nationwide

2,476

associates

national wal-mart de mexico volunteer day

responsibility



Through different programs we have involved our customers in social benefit activities.




Tarjetas de
Ayuda Social
Con tu donativo estarás apoyando a mejorar la educación, la vivienda, el desarrollo rural y la nutrición de los más necesitados.
¡Apóyalos!
La Fortuna de Ayudar

Our responsibility also focuses on getting our customers involved in order to support their own communities. Throughout our history our customers' trust has been of paramount importance.

As part of our commitment, we offer them opportunities to help with round-off campaigns, community aid cards and the national campaign *Let's plant good things together*, where 34 not-for-profit organizations, customers and Associates in participating units in 26 cities nationwide were able to collect a significant amount of resources. These resources were matched by the Wal-Mart de Mexico Foundation.

Christmas is a special season. It represents the end of a cycle of hard work, but also an ideal moment to share with others. Therefore, nationwide we hold various events like *Give a Smile Away*, where Associates from the different offices, Distribution Centers and each of the 397 participating stores and clubs give a present and produce a smile for 22,300 low-income children. Associates from the units in Guadalajara were the leaders of *Peloton*, and members from the Sam's Clubs in Mexico City shared a moment of happiness with 34,475 children during the *Take a picture with Santa* campaign.

During all these events we were able to witness the surprise, glee and hope reflected on the face of every child, who together represent the joy of sharing with our communities, always.

34,475

children participated in the *take a picture with santa* program



Our *Give a Smile Away* program is now a tradition we conduct nationwide, in which our Associates and customers, with the generosity of a gift, produce a smile for low-income children.

22,300

low-income children received a toy through the *give a smile away* program benefited organizations... Acéptame como soy ○ Administración de la Beneficencia Pública del Estado de Chiapas ○ Albergue Jesús de Nazareth del Bajío ○ Alcance y Vida Integración Familiar ○ Alteraciones Motoras (ADEPAM), Gabriela Brimmer ○ A favor del niño ○ Alimento para la Caridad ○ Alimento para la Vida ○ Alimento para Todos ○ Asociación Asistencial Doña Nico ○ Asociación de Padres de Familia con Hijos Deficientes Mentales de Benito Juárez ○ Asociación Gilberto ○ Asociación Mexicana de Ayuda a Niños con Cáncer ○ Asociación Mexicana de Diabetes en la Ciudad de México ○ Asociación Mexicana de Espina Bífida ○ Asociación Mexicana de la Cruz Blanca Neutral ○ Asociación Mexicana Pro-Niño Retardado ○ Asociación Pro-Personas con Parálisis Cerebral ○ Avance Internacional ○ Ayuda y Caridad ○ Banco de Alimentos Cáritas del Estado de México ○ Banco de Alimentos de Cajeme ○ Banco de Alimentos de Campeche ○ Banco de Alimentos de Cáritas Chihuahua ○ Banco de Alimentos de Cáritas de Monterrey ○ Banco de Alimentos de Cáritas Mexicali ○ Banco de Alimentos de Cáritas Región Siderurgia ○ Banco de Alimentos de Cáritas Torreón ○ Banco de Alimentos de Cuauhtémoc ○ Banco de Alimentos de Cuautitlán ○ Banco de Alimentos de Cuernavaca ○ Banco de Alimentos de Culiacán ○ Banco de Alimentos de Guanajuato ○ Banco de Alimentos de Hermosillo ○ Banco de Alimentos de Los Mochis ○ Banco de Alimentos de Mérida ○ Banco de Alimentos de Navojoa ○ Banco de Alimentos de Oaxaca ○ Banco de Alimentos de Reynosa ○ Banco de Alimentos de Saltillo ○ Banco de Alimentos de San Luis Potosí ○ Banco de Alimentos de Tepic ○ Banco de Alimentos de Tijuana ○ Banco de Alimentos del Centro de Chiapas ○ Banco de Alimentos del Centro del Estado de Hidalgo ○ Banco de Alimentos del Soconusco ○ Banco de Alimentos en Mazatlán ○ Banco de Alimentos de Cáritas Puebla ○ Banco de Alimentos por Victoria ○ Banco de Ayuda ○ Banco Diocesano Alimentos Guadalajara ○ Banco Diocesano de Alimentos Colima ○ Banco Diocesano de Alimentos de León ○ Banco Internacional de Alimentos ○ Banco Regional de Alimentos de Cd. Guzmán ○ Bodega de Alimentos de Cáritas de Aguascalientes ○ C.O.R.A.S.O.N ○ Cáritas de Matamoros ○ Cáritas de Nuevo Laredo ○ Casa Cuna de Irapuato ○ Casa de la Amistad para niños con cáncer ○ Casa del Niño Villa de la Asunción ○ Casa Hogar Alegría ○ Casa Hogar del Niño de Acapulco ○ Casa Hogar Dulce Refugio ○ Centro Cultural Piedra Angular ○ Centro de Acopio para la Tarahumara ○ Centro de Adaptación e Integración Familiar ○ Centro de Asistencia Social ○ Centro Social Reffo ○ Ciudad del Niño Don Bosco ○ Con tu ayuda hay esperanza ○ Cruz Roja Mexicana ○ Dame para Ayudar ○ Desafíos a la Pedagogía siglo XXI ○ Desarrollo Integral del Individuo ○ Desarrollo y Promoción de la Salud Comunitaria ○ Dibujando un mañana ○ DIF Benito Juárez ○ DIF Cuautitlán Izcalli ○ DIF Estatal Tabasco ○ DIF Municipal Boca del Río ○ DIF Municipal de Acapulco ○ DIF Municipal de Apodaca ○ DIF Municipal de Irapuato ○ DIF Municipal de La Piedad ○ DIF Municipal de Madero ○ DIF Municipal de San Nicolás ○ DIF Municipal de Tehuacán ○ DIF Municipal de Tonalá ○ DIF Municipal de Zumpango ○ DIF Municipal Tuxtla Gutiérrez ○ Distrofia Muscular Progresiva Ave Sin Vuelo ○ ECOCE ○ Estoy contigo ○ Federación Mexicana de Asociaciones Privadas de Salud y Desarrollo Comunitario ○ Fideicomiso Pro-Bosque de Chapultepec ○ Fundación Casa de Santa Hipólita ○ Fundación Burton Blooms ○ Fundación de Ayuda a la Ancianidad ○ Fundación de Beneficencia Privada ○ Fundación Clara Moreno y Miramón ○ Fundación de Protección y Asistencia para Ancianas Desvalidas ○ Fundación Emmanuel ○ Fundación Emmanuel del Bajío ○ Fundación Hogar Dulce Hogar ○ Fundación Juconi ○ Fundación Mexicana de Fomento Educativo para la Prevención Oportuna del Cáncer de Mama ○ Fundación Mexicana Para el Desarrollo Rural ○ Fundación Mexicana para la Planeación Familiar ○ Fundación Michou y Mau para Niños Quemados ○ Fundación Nutrición y Vida ○ Fundación para la Formación Integral en Busca de un México Mejor ○ Fundación Pro-Niños de la Calle ○ Fundación Ser Humano Internacional ○ Fundación Tarahumara ○ Fundación Únete ○ Fundación Vida Plena ○ Grupo Amigos de Niños Afectados de Cáncer ○ Grupo Ecológico Sierra Gorda ○ Grupo Reto de Querétaro ○ Guardería San Vicente Casa Hogar ○ Guerrero Contra el Hambre ○ Hábitat para la Humanidad México ○ Hellen Keller México ○ Hogar de Amor y Protección al Niño ○ Hogar de Protección y Orientación Juvenil Femenina ○ Hogar Marillac ○ Nuestros Pequeños Hermanos ○ Hogar para ancianos "Matías Romero" ○ Hope Worldwide México ○ Hospital General Dr. Manuel Gea González ○ Institución Asistencial ○ Institución Hermanos Unidos ○ Instituto Cabañas ○ Instituto Casa Hogar Nuestro Señor de la Misericordia y Nuestra Señora de la Salette ○ Internado Infantil Guadalupano ○ Junior League de México ○ La Casa de la Divina Providencia ○ Lucha Contra el Hambre ○ Ministerios de Amor ○ Movimiento de Apoyo a Menores Abandonados ○ Nuestros Niños ○ Nuevo Amanecer ○ Patronato de Apoyo del Hospital General de Occidente ○ Patronato de Promotores Voluntarios de Coahuila ○ Pro Zona Mazahua ○ Residencia Corpus Cristi ○ Reto a la Esperanza ○ Salud y Nutrición ○ Sociedad Americana de Beneficencia ○ Somos Iguales ○ Tokoneme Coatzacoalcos ○ Un Ángel en tu Hogar ○ Un Kilo de Ayuda ○ Unidos contra el hambre Banco de Alimentos de Lagos de Moreno ○ Vida Independiente México

Corporate Affairs:
Raul Arguelles
raul.arguelles@wal-mart.com

Telephone:
(52) 55 5283 9741

Wal-Mart de Mexico Foundation:
Maria Gisela Noble
mmgnobl@wal-mart.com

Telephone:
(52) 55 5283 0100 Ext. 8336

Wal-Mart de Mexico, S.A. de C.V.

Corporate Headquarters
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283-0100
www.walmartmexico.com.mx

FILE N°
82-4609

annual report 2004

RECEIVED
2005 MAR -2


WAL★MART
Precios bajos
WAL★MART
Papel Higiénico

wal-mart mexico

Wal-Mart de Mexico is a major retail chain in Mexico. It operates 694 units throughout 73 cities nationwide, including self-service stores, membership wholesale clubs, apparel stores, and restaurants.

Its stock has been listed in the Mexican Stock Exchange since 1977; its ticker symbol is WALMEX.

Superama

Supermarkets located in residential areas, with focus on quality and convenience.



6%

Contribution to sales

48 units

$738 sales in millions of dollars

833,921 sales floor in sq. ft. 35,000 SKUs





Suburbia

Apparel stores aiming at middle income families with a special focus on fashion, quality and price.



5%

Contribution to sales

50 units

$620 sales in millions of dollars

2,702,033 sales floor in sq. ft.

Vips

Restaurant chains known for their service, quality, price and location. This division includes Vips and El Porton, which offers Mexican food.



3%

Contribution to sales

284 units

$401 sales in millions of dollars

62,916 seats



geographical coverage

	Bodega Aurrera	Sam's Club	Wal-Mart Supercenter	Superama	Total Self-service	Suburbia	Vips	**Total**
Mexico City	63	10	28	41	142	30	151	323
Center	64	17	26	7	114	14	61	189
Southeast	11	11	8	-	30	3	21	54
Northeast	8	6	8	-	22	2	20	44
North	5	6	9	-	20	1	11	32
Northwest	3	7	9	-	19	-	11	30
Southwest	8	4	1	-	13	-	9	22
Total	162	61	89	48	**360**	50	284	**694**

Bodega Aurrera

Austere discount stores offering a limited assortment of basic merchandise, food and house wares.

30% Contribution to sales

162 units

$3,770 sales in millions of dollars

8,199,364 sales floor in sq. ft. 48,000 SKUs


checa y comprueba


Baterías
Wholesale
Vehículos de Pasajero
Atención Socios
Specialty
BATTERY CENTER

Sam's Club

Membership wholesale outlets targeting businesses and consumers buying large volumes.

29% Contribution to sales

61 units

$3,612 sales in millions of dollars

5,096,941 sales floor in sq. ft. 4,000 SKUs



Wal-Mart Supercenter

Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise.

27% Contribution to sales

89 units

$3,406 sales in millions of dollars

8,579,895 sales floor in sq. ft. 80,000 SKUs


DVD
Recuerde su Control Remoto

Our vision is *Contribute to improve the quality of life for Mexican families.* Thus, we invest to be near and offer them the best products at *Every Day Low Prices.*

We are a growing company and we pursue continuous improvement in our operational efficiency, thereby allowing us to provide the best shopping experience for an ever growing number of customers.

Our growth rests on two primary pillars: our Associates and our Suppliers. We work together to generate greater efficiencies and to offer our customers merchandise when they want it, with the quality they expect, with *Every Day Low Prices, Always!*

Our enormous potential for growth, our continuous investments made to expand and be more efficient, our respect for all our Shareholders, strict adherence to the best practices in corporate governance, and our long-term vision make Wal-Mart de Mexico an excellent investment.

results

In millions of dollars	2004	2003	Growth %
Net sales	**12,547**	11,350	11
Operating income	**856**	697	23
Net income	**702**	515	36

Note: The financial data in this report has been derived by converting pesos of constant purchasing power as of December 31, 2004 into dollars at the exchange rate of 11.147 pesos to 1.00 dollar prevailing on the same date.

financial highlights


Net sales
millions of dollars
12,000
10,000
8,000
12,547
00
01
02
03
04


Operating income
millions of dollars
750
600
450
856
00
01
02
03
04


EBITDA
millions of dollars
950
800
650
1,090
00
01
02
03
04


Net income
millions of dollars
600
500
400
702
00
01
02
03
04


Number of Associates
100,000
90,000
80,000
109,057
00
01
02
03
04


Number of units
650
550
450
694
00
01
02
03
04

letter to the shareholders

The year 2004 was for Wal-Mart de Mexico a year of great achievements, reflected in its outstanding financial results and increased profitability. All of this within the framework of our commitment to our customers and the communities that we served.


$544
million
of last year's net
income

Once again, we have reaffirmed our commitment to Mexico through our investment that in 2004 surpassed the figure for net income generated by the Company during the previous year. We invested $ 544 million dollars in renovation and modernization of our stores and restaurants, the growth of our distribution network, and the building of 58 new units: 23 Bodega Aurrera stores, 8 Sam's Clubs, 6 Wal-Mart Supercenters, 4 Superamas and 17 restaurants. These openings represent 11% growth in self-service installed capacity and 6% in restaurant seating.

We opened stores and restaurants in 34 cities throughout Mexico, 9 of which had no previous presence of any of our formats: Atlixco and Tecamachalco, both of them in the State of Puebla; Cd. Hidalgo and Zamora, in the State of Michoacan; Cd. Sahagun, in Hidalgo; Cd. del Carmen, in Campeche; Playa del Carmen and Chetumal, in Quintana Roo; and finally, Comalcalco, in the State of Tabasco. The benefits for the inhabitants of these

82,318

associates

participated in training courses

cities are quite clear –on the one hand, a better and wider assortment of products to meet all their shopping needs, at *Every Day Low Prices*, and on the other, permanent jobs are created.

Mexico is a young country that continues to offer great opportunities for all; therefore we will continue investing in our own growth and remain true to our Company's vision –*Contribute to improve the quality of life for Mexican families.*

Our Logistics and Distribution network becomes increasingly efficient with each passing day. Operation of a new distribution center has begun for produce, refrigerated and frozen goods with advanced technology that permits its optimum handling. This way, our customers are able to find the finest quality products in our stores and we are able to supply those very same customers with even lower prices, not only due to the considerable savings that we generate, but also because we will now have the capacity to buy merchandise directly from the producers.

Once again our sales figures reached record highs, adding up to $ 12,547 million dollars, which in turn represents a 10.5% increase in real terms, after adjusting for inflation. Comp unit sales –all units in operation over a year– grew 3.8% in real terms, a figure that favorably compares to the 0.7% decrease reported by the self-service division of the National Association of Self-service and Department Stores (ANTAD).

These results were possible thanks to the loyalty of 663 million customers who visited our stores during the year, a 10.5% increase over last year. We are thankful for their preference and recognize the significant impact that we as a Company have in helping Mexican families stretch their purchasing power. We will continue to improve what we do, to generate even further savings to lower the cost of living for Mexican families.

Our operating expenses as a percent of total revenues reached a new record low of 14.2%. We are especially proud to inform our Shareholders that this year we achieved record operating income and net income results, that is, $ 856 million dollars and $ 702 million dollars, respectively.

The end result is that Wal-Mart de Mexico is an increasingly more profitable company. During the year we obtained a Return on Capital Employed (ROCE) of 22.9%, an improvement of 340 basis points over the return obtained the previous year. We will continue to ensure that each peso is invested with discipline, with a long-term vision and mindful of always driving the highest possible return for all our Shareholders.

The active participation of each and every one of our Associates has been fundamental to achieving these outstanding results. We have over 109,000 Associates who through their efforts, commitment and talent make this a world-class company. Moreover, we want each and every one of them to find in Wal-Mart de Mexico the best place to work and to develop their potential to the fullest. During 2004, more than 80,000 Associates participated in training and/or specialization courses and over 15,000 Associates received a promotion.

We value diversity and recognize that talent is not a function of age, physical capabilities or gender. We offer equal-employment opportunities, equal pay, fringe benefits, training and professional development to men and women alike. These equal opportunities also apply to senior citizens and those with different challenges, placing special interest on their abilities and skills to add value to the work they perform.

Throughout the year, the Wal-Mart de Mexico Foundation worked intensely on community support projects and on actions that were a source of great satisfaction to all involved. Different programs aimed at ecology, education, nutrition, health, orphanages and homes for the aged directly benefited more than 800,000 Mexicans. Through our different programs, 6,745 Associates from all levels of the Company had the chance to support different volunteer programs in the magnificent task of assisting hospitals, rural schools, foundations, orphanages, homes for the aged, and others. We are deeply appreciative to all those institutions for allowing us to participate in such noble endeavors.

We reiterate our commitment to continue to maintain the highest ethical standards, invest in the creation of more and better employment opportunities, support the communities where we operate and to take our *Every Day Low Prices*, to the furthest reaches of the country.

we obtained a return on capital employed (ROCE) of 22.9%, an improvement of 340 basis points

Sincerely,

Cesareo Fernandez
Chairman of the Board of Directors

Eduardo Castro-Wright
President and CEO

shopping experience


WAL-MART

Our information systems allow us to know and efficiently meet our customers' needs.


SATISFACCION 200% GARANTIZADA
$5.9


GEORGE
195


Manzana con Canela


Conozca algunos
artículos que le
ofrecemos para
su negocio.

We continue to develop new products and widen our services to satisfy our customers' needs and to attract new consumers.


663
million
customers served

Customers served
millions

00	01	02	03	04
431	484	548	600	663

In Wal-Mart de Mexico the customer is number one, [illegible], we make ongoing efforts to improve their shopping experience in our stores, clubs and restaurants. The results can be seen in the growing number of customers [illegible] at our stores year after year.

Our price leadership has been strengthened. We have increased the investments underlying our *Every Day Low Costs* philosophy, thereby generating greater savings for our customers and reinforcing their trust in Wal-Mart de Mexico as their best option and have successfully implemented *Every Day Low Prices* at Suburbia, where customer response has been very positive.

It is essential to offer a full and distinct assortment and in this respect the investment in logistics, distribution and information systems has allowed us to drive various market initiatives. In keeping with our *store / club of the community* program, we analyze the shopping patterns of our consumers to adapt the merchandise offered at our stores and satisfy the needs of each location. This year we added more than 1,000 regional products to our assortment. Our customers have enjoyed this so much that our market share has increased in every city where we operate.

The introduction of the "George" brand of apparel in Wal-Mart Supercenter allowed us to develop new supply-chain processes that make the production of garments more efficient and significantly improve time-to-market of fashion at *Every Day Low Prices*.

We enhanced our customers' buying experience through improved merchandising and item in-stock, offering them buying solutions that make product selection more convenient. Our customers clearly appreciate these initiatives that make their shopping experience more pleasant every day.


Sales growth in
comparable units
%
5
3
1
5.0
5.7
3.7
3.5
3.8
00
01
02
03
04

efficiency



We invest and work on being more efficient and obtain additional cost reductions, which in the end translates to a better value proposition and service to our customers.






WAL★MART
MEXICO


Fixed asset investment
as a % of net income for the prior fiscal year
100
85
79.1
113.7
113.8
100.7
105.6
00
01
02
03
04



We will continue investing to make our operations more efficient as it is the only way to ensure long-term sustained growth for our Company.

During the last five years, we have invested an average of 102.6% of our net income in the construction and/or remodeling of stores and in making our operations more efficient.

We have focused on creating synergies among our distinct formats, achieving significant cost reductions and greater productivity. Our operating expenses, as a percentage of total revenues, once again reached a new record low in the history of our Company.

Investment in Distribution Centers and improved merchandise selection have enabled us to obtain faster inventory turns, which translates to more efficient use of our facilities by achieving greater sell-thru volumes.


Operating expenses
% of total revenues
14.9
14.6
14.3
15.1
14.9
14.8
14.6
14.2
00
01
02
03
04

The expansion of our distribution network allows us to move an ever growing volume of merchandise to timely meet our customers' needs.


Sales per square foot
dollars
510
490
470
470
492
494
523
527
00
01
02
03
04

$527

sales per sq. ft.

growth and profitability

Our multi-format strategy grants us the flexibility to efficiently meet the supply needs of most of the socioeconomic sectors of the Mexican population.




Cosmético
Salud y Belleza
Limpieza
Mascotas
Almidones
Precios bajos


checa y comprueba
PLATANO CHIAPAS
$2.46
$1.50
$9.90


CIUDAD SAHAGUN


Alimentos

During 2004 we opened 58 units, 26% more than the year before, increasing our installed capacity for self-service by 2.3 million sq. ft., an 11% sales floor increase.


694
units in
73 cities


Installed capacity
Self-service, thousands of sq. ft.
21,500
19,000
16,500
15,229
17,157
18,981
20,446
22,710
00
01
02
03
04

We are a growing company. What is more, we invest and grow efficiently while improving our productivity, thus increasing the return on capital employed and creating value for our Shareholders.

Mexico offers wonderful growth opportunities and so we continue expanding. We have improved the discipline that has always characterized our project selection and approval processes, always mindful of the return on investment they need to produce.

Our growth continues to be multi-format and in different regions throughout the country, thereby giving us the flexibility to efficiently meet the needs of all socioeconomic sectors of the Mexican population. We opened 23 Bodega Aurrera stores, 8 Sam's Clubs, 6 Wal-Mart Supercenters, 4 Superamas and 17 restaurants. These grand openings took place in 34 cities nationwide. Wal-Mart de Mexico had no previous presence in nine of these cities.

Our Company has 694 units throughout 73 cities but we focus on operating one store at a time. Therefore, it is not uncommon to find variations in size, assortment and merchandise layout within a single format, all with the purpose of better serving the customers who visit each unit. This strategy has afforded us a competitive advantage and will continue to offer enormous potential for growth.

During the year we continued remodeling our units, with the purpose of having modern and functional stores and restaurants that offer a convenient and pleasant shopping experience.

Our expansion plan for the coming 12 months includes the opening of 70 units; estimated growth in terms of installed capacity will be 12% with an expected investment of $ 736 million dollars.


Return on capital employed
(ROCE, %)
21
18
15
15.2
17.8
18.8
19.5
22.9
00
01
02
03
04

committed associates




VIPS
VIPS
VIPS

In essence, Wal-Mart culture consists of achieving excellent results by working with our people, training and motivating them to exceed expectations.





New Associates per year


10,000
8,000
6,000
4,000
4,090
9,817
8,101
7,173
9,176
00
01
02
03
04



During the last 5 years we have created 38,357 new direct and permanent jobs; we are 109,057 Associates that every day take care of our customers.

We offer equal-employment opportunities, equal pay, fringe benefits, training and professional development to men and women alike.

Our *Open-Door Policy* allows all concerns and suggestions from our Associates to be properly considered. In addition, we want our Associates to grow within a positive, challenging and fair work atmosphere. Our leaders are committed to lead by example and to monitor and facilitate the development of all their team members. As a result, our customers will perceive the difference in their shopping experience at our stores, clubs and restaurants.

Throughout the year, more than 80,000 Associates invested 4.2 million man-hours in training and specialization courses, allowing them to achieve a higher level of development. As a result, 15,000 Associates were promoted.

Our culture is rich in values, and is practiced every day through our three basic beliefs: *Respect for the Individual, Customer Service,* and *Strive for Excellence*. We believe our culture is a determining factor in constantly increasing the value of our Company, and therefore programs developed to spread it among all our Associates will continue to be of high priority.

Sales per Associate

thousand dollars


115
110
105
110
115
117
118
120
00
01
02
03
04

Breakdown by age


35,000
25,000
15,000
34,052
45,501
29,504
18 to 24
25 to 34
35 and over


48%
female
52%
male
associate
breakdown

value for our shareholders

We will continue to ensure that each peso invested in the business has a positive impact on the creation of value for our Shareholders and that it contributes towards increasing our profitability.




Centro Fotográfico 1 Hora




Vitalidad
Farmacia
Salud
Centro de Salud y Nutrición


Operating income
millions of dollars
750
500
250
856
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

We will continue to be a good long-term investment choice for our Shareholders.

With this in mind, we reiterate our commitment to continue implementing the best practices for sound corporate governance, in a framework of utmost respect for all of our Shareholders.

On Feb. 25, 2004, our Shareholders' Assembly granted voting rights to holders of Series "C" shares, and converted them to Series "V". The conversion was par value, that is, a Series "V" share for each share of Series "C". Consequently, as of March 2004 all capital stock for Wal-Mart de Mexico is represented by a single series, thus giving all Shareholders equal voting rights.

During the year we distributed dividends, which were paid either in cash at the rate of $ 0.0395 per share, or in shares at the rate of a new share for each 75.82 shares already owned, as per the choice of each Shareholder.

As a result, 43.7 million shares were issued and $ 42.7 million dollars in cash were paid. In addition, we invested $ 351 million dollars to repurchase 106 million shares, thus creating greater value for all our Shareholders.

Since Company stock began trading in the Mexican Stock Exchange in 1977, they have generated a 27-year rate of return of 23,176%, which represents an annual compound yield of 22%.


Market value as of December 31
millions of dollars


14,000
12,000
10,000
9,209
11,329
10,150
13,301
15,012
00 01 02 03 04


82%
accumulated return in
dollar terms obtained
by Walmex share
during last 5 years.


Net income
millions of dollars
extraordinary items
600
400
200
702
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

giving back to the community

Wal-Mart de Mexico has a long history of social commitment to each of the communities where our 694 units are located.









Fundación
WAL★MART®
MEXICO

We are a Socially Responsible Company, which means that in Wal-Mart de Mexico we will always be mindful of managing our business in an ethical manner --without ever compromising our image or our good name-- by promoting growth, improving the quality of life for our Associates and supporting the development of the communities where our units operate.

Environmental protection is of paramount importance. We are especially careful with non-renewal natural resources; therefore we place special emphasis on water and energy use and conservation. During the year, we saved 40 million kilowatts/hour, which is equal to the energy used by a town of 20,000 homes in one year. We ensure proper handling of waste and implement collection and recycling programs in every location where we are present.

Finally, reforestation and improvement campaigns in parks and gardens in various parts of the country -especially in the greater metropolitan areas- have had a very positive effect and encourage us to continue these efforts.

The Wal-Mart de Mexico Foundation embodies our ongoing commitment to our country, especially in the communities where our units operate. We continue to seek new ways to benefit those communities, drive their development and support high-impact community programs.

The Foundation includes all Wal-Mart de Mexico Associates, and we all work together towards solving the most sensitive social issues in our country, such as nutrition.

Through our volunteer programs and community support brigades, Wal-Mart de Mexico Associates, at all levels, meet and foster corporate social responsibility.



Further information on these subjects can be found in the *2004 Walmex Social Responsibility Report*, which has been attached to this document.

804,302
mexicans have benefited from our different programs

corporate governance

We adhere to the best corporate governance practices because throughout the history of Wal-Mart de Mexico this subject has been of great importance. Compliance with good corporate governance defines the structure and duties of our Board of Directors, our Code of Ethics and all the activities of our Company.

Board of Directors

A Board of Directors manages our Company.

Composition

- All the members are appointed each year by Shareholders during an Ordinary Shareholders' Meeting
- A minimum of 25% of all board members must be independent directors
- Every minority of Shareholders whose shares represent at least ten percent of the Company's equity will have the right to appoint a board member and his/her alternate, who can only be removed at the same time as all the other board members
- The Board of Directors must meet at least once every three months

Main Responsibilities

- Appoint the CEO
- Function as advisor/counselor for senior management
- Work actively with the CEO to develop the Company strategy
- Oversee the performance of senior management
- Conduct a yearly review of the performance of the CEO

Other Practices

- The Board evaluates the performance of individual directors
- Independent directors have experience in the core business of the Company
- The Board has access to independent advisors
- The Non-Executive Chairman and CEO perform entirely different duties
- There is a limited number of Boards to which the CEO and the Directors may belong

An independent director assumed the position of Non-Executive Chairman of the Board as of January 1, 2005. This ratifies our commitment to the best practices of corporate governance that has characterized our Company throughout its long history.

Two committees assist the Board of Directors in its management:

Audit Committee

Consisting of three members, all of them are independent. Among other duties, it must select the Outside Auditor for the Company and establish its fees, ensure that internal controls are appropriate and that the Company is in full compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all related-party operations in which the Company engages.

Moreover, this Committee has the authority to review financial statements to ensure they fully reflect the financial situation of the Company.

There is a procedure in place to receive, keep a record of, and reply to complaints regarding accounting practices and controls, in addition to those involving auditing matters. Likewise, there is a procedure that guarantees the anonymity of any person filing a complaint regarding accounting issues.

The Audit Committee has the necessary authority and resources to retain lawyers and any other type of outside advisors required to assist in the performance of its duties.

Other practices of the Audit Committee are as follows:

- All Audit Committee members are independent directors
- All Audit Committee members are experts in the field of finance
- Outside auditors do not provide consultancy services for the Company
- Outside auditors are periodically changed
- The Audit Committee receives periodic reports from the areas of Internal Audit Services, Legal and Corporate Compliance

Audit Committee:

John Lewis *
Jesus Reyes-Heroles *
Ernesto Vega *

Board of Directors 2004

Chairman	Directors	Alternate Directors
Chairman Cesareo Fernandez[1] Board member since 1989	Eduardo Castro-Wright Board member since 2001	Jose Angel Gallegos Board member since 2004
	Cesareo Fernandez Board member since 1989	R. Lee Stucky* Board member since 2000
Secretary Jose Luis Rodriguezmacedo	Craig R. Herkert* Board member since 2001	Marc N. Rosen* Board member since 2001
	John Lewis* Board member since 2004	R. Lee Stucky* Board member since 2000
Assistant Secretary Enrique Ponzanelli	Rafael Matute Board member since 1998	Jose Angel Gallegos Board member since 2004
Examiner Alberto Tiburcio	John B. Menzer* Board member since 2000	Marc N. Rosen* Board member since 2001
	Jesus Reyes-Heroles* Board member since 2004	Marc N. Rosen* Board member since 2001
Alternate Examiner Agustin Aguilar	Eduardo Solorzano Board member since 2000	Jose Angel Gallegos Board member since 2004
	Ernesto Vega* Board member since 2001	R. Lee Stucky* Board member since 2000

[1] Ernesto Vega, an independent director and Board Member since 2001, assumed the position of Non-Executive Chairman of the Board as of January 1, 2005.

Executive Committee

Consisting of five members, the majority are independent. Among other duties, it is charged with overseeing the strategic planning for the Company, evaluating executives and establishing their compensation.

Executive Committee:
Eduardo Castro-Wright
Cesareo Fernandez
John Lewis *
John B. Menzer *
Craig R. Herkert *

* *Independent directors*

Code of Ethics

For Wal-Mart de Mexico, honesty and integrity continue being absolutely non-negotiable core values, and we permanently oversee that these permeate all our activities.

The following are some of the major points covered under our Code of Ethics:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- No discrimination
- Use of Company property, facilities and assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflict of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

Wal-Mart de Mexico has an area of corporate compliance charged with communicating and fostering compliance with our ethical behavior policies and corporate governance, as well as strict adherence to the statutes which govern our Company.

Each year we reply and send to the Mexican Stock Exchange the *Code of Corporate Best Practices*, which is available on their website.

audit committee report

To the Board of Directors
Wal-Mart de Mexico, S.A. de C.V.

Dear Gentlemen,

In compliance with the Article 14 of the Mexican Securities Market Law and the Board of Directors' Policies, on behalf of the Audit Committee I submit my report regarding activities carried out during the year ended on December 31, 2004.

In addition to the Mexican Securities Market Law, we have taken into account the recommendations set forth in the Corporate Best Practices Code and in the Ethics Code for Wal-Mart in the performance of our duties. As part of the surveillance process, the Committee meets regularly in sessions with the Administration, and Independent and Internal Auditors.

The Committee evaluated the performance of the Independent Auditors, who have the responsibility of rendering an opinion on the reasonability of Company's financial statements and their compliance with Generally Accepted Accounting Principles in Mexico. It was decided that the partners of Mancera, S.C. (a member firm of Ernst & Young Global) comply with the needs for professional quality and independence of criteria and solvency action as required. Accordingly, the retaining of their services was suggested with the purpose to examine and issue the report on the financial statements of Wal-Mart de Mexico, S.A. de C.V. and its Subsidiaries as of December 31, 2004.

We were informed in detail on the goals, programs, and work performed by Independent and Internal Auditors, as well as on their findings and regularization programs.

During this year, special attention was given to review the internal control processes. In our opinion, the controls fulfill the required effectiveness so the Company can operate within an overall atmosphere of control.

We were apprised of the Company's legal situation and of the control processes related to compliance with the Ethics Code, and there are no comments thereto.

Based on the work performed, we recommend the Board of Directors submit to the Shareholders' Meeting for their approval the financial statements for the fiscal year ended on December 31, 2004 of Wal-Mart de Mexico, S.A. de C.V. and its Subsidiaries.

Sincerely,

Ernesto Vega
Chairman
Mexico City, February 7, 2005

financial summary

In millions of dollars, as of December 31, 2004

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
GDP (Growth, %)	4.2	1.3	0.7	-0.1	6.6	3.7	4.9	6.8	5.1	-6.2
ANNUAL INFLATION (%)	5.2	4.0	5.7	4.4	9.0	12.3	18.6	15.7	27.7	52.0
PESO DEVALUATION (%)	-1.2	8.7	13.3	-4.8	1.3	-3.9	22.5	2.2	2.6	55.7
EXCHANGE RATE *(Peso / Dollar)*	11.1	11.3	10.4	9.2	9.6	9.5	9.9	8.1	7.9	7.7
AVERAGE INTEREST RATE *(28 day Cetes, %)*	6.8	6.2	7.1	11.4	15.3	21.5	24.8	19.8	31.4	48.5
RESULTS										
NET SALES	12,547	11,350	10,382	9,183	8,007	7,170	6,821	6,166	5,601	6,031
% of growth	*11*	*9*	*13*	*15*	*12*	*5*	*11*	*10*	*-7*	*-6*
OTHER INCOME	54	26	48	42	35	26	22	18	17	19
% of growth	*108*	*-46*	*14*	*21*	*34*	*20*	*20*	*5*	*-8*	*-7*
TOTAL REVENUES	12,601	11,376	10,430	9,225	8,042	7,196	6,843	6,184	5,618	6,050
% of growth	*11*	*9*	*13*	*15*	*12*	*5*	*11*	*10*	*-7*	*-6*
GROSS PROFIT	2,650	2,360	2,163	1,910	1,639	1,453	1,355	1,269	1,084	1,157
% of profit margin	*21.0*	*20.7*	*20.7*	*20.7*	*20.4*	*20.2*	*19.8*	*20.5*	*19.3*	*19.1*
OPERATING EXPENSES	1,794	1,663	1,543	1,379	1,215	1,092	1,101	1,032	878	994
As percentage of total revenues	*14.2*	*14.6*	*14.8*	*14.9*	*15.1*	*15.2*	*16.1*	*16.7*	*15.6*	*16.4*
OPERATING INCOME	856	697	620	531	424	361	254	237	206	163
As percentage of total revenues	*6.8*	*6.1*	*5.9*	*5.8*	*5.3*	*5.0*	*3.7*	*3.8*	*3.7*	*2.7*
% of growth	*23*	*12*	*17*	*25*	*18*	*42*	*7*	*15*	*27*	*-57*
EBITDA	1,090	914	817	706	593	520	400	370	335	302
As percentage of total revenues	*8.6*	*8.0*	*7.8*	*7.7*	*7.4*	*7.2*	*5.8*	*6.0*	*6.0*	*5.0*
COMPREHENSIVE FINANCING INCOME	92	79	93	131	149	162	216	177	192	293
INCOME BEFORE TAX	928	760	698	641	557	534	475	439	413	456
INCOME TAX & EMPLOYEES' PROFIT SHARING	226	245	213	206	171	119	136	105	100	109
INCOME BEFORE EXTRAORDINARY ITEMS	702	515	485	435	386	415	339	334	313	347
% of growth	*36*	*6*	*12*	*13*	*-7*	*22*	*2*	*7*	*-10*	*12*
NET INCOME	702	515	485	435	386	419	369	571	392	375
% of growth	*36*	*6*	*12*	*13*	*-8*	*14*	*-36*	*46*	*4*	*-9*
CASH GENERATED	1,162	1,001	887	822	735	687	591	554	508	498
FINANCIAL POSITION										
CASH	1,063	1,110	958	975	1,299	1,097	1,000	1,021	833	718
INVENTORIES	1,074	1,013	1,057	914	851	824	694	752	633	616
OTHER ASSETS	206	217	226	197	152	142	107	201	468	439
FIXED ASSETS	4,105	3,855	3,618	3,336	3,080	2,945	2,906	2,832	2,719	2,953
TOTAL ASSETS	6,448	**6,195**	**5,859**	**5,422**	**5,382**	**5,008**	**4,707**	**4,806**	**4,653**	**4,726**
SUPPLIERS	1,437	1,405	1,362	1,276	1,347	1,210	1,025	1,128	984	930
OTHER LIABILITIES	799	837	778	739	706	157	176	108	101	174
SHAREHOLDERS' EQUITY	4,212	3,953	3,719	3,407	3,329	3,641	3,506	3,570	3,568	3,622
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,448	**6,195**	**5,859**	**5,422**	**5,382**	**5,008**	**4,707**	**4,806**	**4,653**	**4,726**
OTHER INFORMATION AT THE END OF THE YEAR										
NUMBER OF UNITS	694	641	595	550	496	458	414	388	369	352
NUMBER OF ASSOCIATES	109,057	99,881	92,708	84,607	74,790	70,700	61,145	57,649	49,510	47,129

report of independent auditors

To Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 28, 2005

opinion of the statutory auditor

To Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2004, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated January 28, 2005, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company 's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and subsidiaries at December 31, 2004, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 28, 2005

Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries

consolidated balance sheets

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2004

	DECEMBER 31	
	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 11,846,246	Ps. 12,374,281
Accounts receivable – net (Note 3)	1,940,677	2,085,445
Inventories	11,971,065	11,293,240
Prepaid expenses	351,358	338,824
Total current assets	26,109,346	26,091,790
Property and equipment – net (Note 4)	45,761,492	42,968,649
Total assets	Ps. 71,870,838	Ps. 69,060,439
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 16,017,139	Ps. 15,664,541
Other accounts payable (Note 5)	3,777,387	3,899,543
Total current liabilities	19,794,526	19,564,084
Long-term other liabilities (Note 8)	136,553	50,641
Deferred income tax (Note 9)	4,967,400	5,356,852
Seniority premiums (Note 10)	24,841	26,126
Total liabilities	24,923,320	24,997,703
Shareholders' equity (Note 11):		
Capital stock	14,472,108	13,132,132
Legal reserve	2,625,489	2,548,687
Retained earnings	38,852,821	34,105,658
Reserve for repurchase of shares	-	2,725,456
Accumulated result of restatement	(9,547,694)	(9,021,561)
Premium on sale of shares	2,100,990	2,155,963
Employee stock option plan fund	(1,556,196)	(1,583,599)
Total shareholders' equity	46,947,518	44,062,736
Total liabilities and shareholders' equity	Ps. 71,870,838	Ps. 69,060,439

The accompanying notes are an integral part of these financial statements.

Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries

consolidated statements of income

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2004

	YEAR ENDED DECEMBER 31	
	2004	2003
Net sales	Ps. 139,862,629	Ps. 126,522,979
Other income	597,317	286,815
Total revenues	140,459,946	126,809,794
Cost of sales	(110,924,311)	(100,507,594)
Gross profit	29,535,635	26,302,200
Operating expenses	(20,002,903)	(18,540,982)
Operating income	9,532,732	7,761,218
Comprehensive financing income:		
Financial income - net	767,672	670,466
Exchange gain	2,849	12,207
Monetary position gain	250,332	200,893
	1,020,853	883,566
Other expenses - net	(208,378)	(174,016)
Income before income tax and employee profit sharing	10,345,207	8,470,768
Income tax and employee profit sharing (Note 9)	(2,513,903)	(2,730,326)
Net income	Ps. 7,831,304	Ps. 5,740,442
Earnings per share (in pesos)	Ps. 1.767	Ps. 1.289

The accompanying notes are an integral part of these financial statements.

Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries

consolidated statements of changes in shareholders' equity

For the years ended December 31, 2004 and 2003
(Notes 1, 2, and 11)
Thousands of Mexican pesos with purchasing power at December 31, 2004

	CAPITAL STOCK	LEGAL RESERVE
Balances at January 1, 2003	Ps. 13,170,730	Ps. 2,280,198
Movements in employee stock option plan fund		
Increase in legal reserve		268,489
Repurchase of shares	(38,598)	
Dividends paid		
Comprehensive income		
Balances at December 31, 2003	13,132,132	2,548,687
Movements in employee stock option plan fund		
Increase in legal reserve		76,802
Repurchase of shares	(170,004)	
Dividends capitalized and paid	1,509,980	
Comprehensive income		
Balances at December 31, 2004	Ps. 14,472,108	Ps. 2,625,489

The accompanying notes are an integral part of these financial statements.

RETAINED EARNINGS	RESERVE FOR REPURCHASE OF SHARES	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Ps. 30,397,651	Ps. 3,552,586	Ps. (8,590,987)	Ps. 2,177,152	Ps. (1,532,207)	Ps. 41,455,123
			(21,189)	(51,392)	(72,581)
(268,489)					-
	(827,130)				(865,728)
(1,763,946)					(1,763,946)
5,740,442		(430,574)			5,309,868
34,105,658	2,725,456	(9,021,561)	2,155,963	(1,583,599)	44,062,736
			(54,973)	27,403	(27,570)
(76,802)					-
(1,014,853)	(2,725,456)				(3,910,313)
(1,992,486)		6,774			(475,732)
7,831,304		(532,907)			7,298,397
Ps. 38,852,821	Ps. -	Ps. (9,547,694)	Ps. 2,100,990	Ps. (1,556,196)	Ps. 46,947,518

consolidated statements of changes in financial position

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2004

	YEAR ENDED DECEMBER 31	
	2004	2003
OPERATING ACTIVITIES		
Net income	Ps. 7,831,304	Ps. 5,740,442
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,616,721	2,426,209
Seniority premiums	26,687	24,428
Deferred income tax	(336,020)	(385,649)
	10,138,692	7,805,430
Changes in:		
Accounts receivable	144,768	225,303
Inventories	(1,219,666)	58,795
Prepaid expenses	(12,534)	(130,913)
Accounts payable to suppliers	352,598	480,218
Other accounts payable	(89,676)	1,042,882
Seniority premiums	(28,754)	(25,915)
Resources provided by operating activities	9,285,428	9,455,800
FINANCING ACTIVITIES		
Repurchase of shares	(3,910,313)	(865,728)
Payment of dividends	(475,732)	(1,763,946)
Resources used in financing activities	(4,386,045)	(2,629,674)
INVESTING ACTIVITIES		
Purchase of property and equipment	(6,062,611)	(5,444,783)
Sale and retirement of property and equipment	662,763	381,575
Employee stock option plan - net	(27,570)	(72,581)
Resources used in investing activities	(5,427,418)	(5,135,789)
(Decrease) increase in cash and cash equivalents	(528,035)	1,690,337
Cash and cash equivalents at beginning of year	12,374,281	10,683,944
Cash and cash equivalents at end of year	Ps. 11,846,246	Ps. 12,374,281

The accompanying notes are an integral part of these financial statements.

notes to consolidated financial statements

At December 31, 2004 and 2003

Thousands of Mexican pesos with purchasing power at December 31, 2004, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation through one of its subsidiaries.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 61 (53 in 2003) Sam's Club membership self-service wholesale stores, 162 (140 in 2003) Bodega Aurrera, discount stores, 89 (83 in 2003) Wal-Mart Supercenter hypermarkets and 48 (44 in 2003) Superama supermarkets.
Suburbia	Operation of 50 (52 in 2003) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 226 (215 in 2003) Vips restaurants serving international cuisine, 51 (47 in 2003) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. Deferred income tax is recognized on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the differences are expected to reverse.

   Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

All other payments accruing to employees or their beneficiaries in the event of separation in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

   The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Sales revenues are recognized at the time the merchandise is delivered to the customer.

   Revenues from the sales of Sam's Club membership cards are deferred over the twelve-month term of the membership.

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued by the IMCP.

p. On January 1, 2004, IMCP issued Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Bulletin C-15 establishes the criteria for identifying, recording and disclosing impairment in the value of long-lived assets. (See Note 13).

NOTE 3 - ACCOUNTS RECEIVABLE - NET:

The balance of this account at December 31, 2004 and 2003, is presented net of an allowance for bad debts of Ps. 337,993 and Ps. 324,857, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	DECEMBER 31	
	2004	2003
Land	Ps. 16,778,429	Ps. 16,167,718
Buildings	18,030,579	16,735,234
Facilities and leasehold improvements	9,966,242	9,045,296
	27,996,821	25,780,530
Less:		
Accumulated depreciation	(8,111,123)	(7,310,952)
	19,885,698	18,469,578
Fixtures and equipment	17,647,825	16,194,349
Less:		
Accumulated depreciation	(9,328,183)	(8,770,527)
	8,319,642	7,423,822
Construction in progress	777,723	907,531
Total	Ps. 45,761,492	Ps. 42,968,649

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	DECEMBER 31	
	2004	2003
Accounts payable to suppliers:		
CMA - U.S.A., L.L.C.	Ps. 726,048	Ps. 717,564
Broadstreet Global Activities, L.L.C. (formerly WMGS Co., LTD.)	75	15,268
	Ps. 726,123	Ps. 732,832
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 187,361	Ps. 194,905

In the years ended December 31, the Company had the following transactions with related parties:

	DECEMBER 31	
	2004	2003
Imported merchandise for sale	Ps. 3,440,082	Ps. 3,749,041
Technical assistance, services and royalties	Ps. 835,183	Ps. 797,762

NOTE 6 – FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	(THOUSANDS OF U.S. DOLLARS) DECEMBER 31	
	2004	2003
Assets	$ 206,707	$ 155,759
Liabilities	$ 122,833	$ 154,364

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	(THOUSANDS OF U.S. DOLLARS) DECEMBER 31	
	2004	2003
Imported merchandise for sale	$ 712,264	$ 705,859
Technical assistance, services and royalties	$ 75,156	$ 71,351

The exchange rate at December 31, 2004, used to translate U.S. dollar denominated balances was Ps. 11.1470 (Ps. 11.2850 at December 31, 2003) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.2931 per U.S. dollar.

NOTE 7 – COMMITMENTS:

At December 31, 2004, the Company has the following commitments:

1. Acquisition of inventories, property and equipment for Ps. 3,056,933.
2. The Company has entered into leases with third parties on compulsory terms ranging from 2 to 15 years. Rental payments under these leases are computed based on a percentage of sales made in each store. Compulsory annual rental payments under such agreements over the next five years are as follows:

YEAR	AMOUNT
2005	Ps. 61,326
2006	Ps. 42,155
2007	Ps. 35,743
2008	Ps. 31,988
2009	Ps. 12,224

Rental expense for the years ended December 31, 2004 and 2003 was Ps. 1,079,334 and Ps. 1,037,329, respectively.

NOTE 8 – LONG-TERM OTHER LIABILITIES:

In compliance with ecological protection standards, the Company has agreements for sewage treatment plants under leases stipulating compulsory terms of 4.5 years. Annual rental payments during the next four years are as follows:

YEAR	AMOUNT	
2005	Ps.	58,460
2006	Ps.	56,786
2007	Ps.	46,408
2008	Ps.	33,359

Related payments made in 2005 are presented as part of other accounts payable in less than one year.

NOTE 9 – INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Current year income tax	Ps. 2,722,246	Ps. 3,005,316
Deferred income tax	(192,058)	(261,624)
Subtotal	2,530,188	2,743,692
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(50,675)	(53,828)
Employee profit sharing	34,390	40,462
Total	Ps. 2,513,903	Ps. 2,730,326

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2004	2003
Property and equipment	Ps. 2,701,945	Ps. 3,008,604
Inventories	3,175,128	3,293,768
Other items – net	(909,673)	(945,520)
Total	Ps. 4,967,400	Ps. 5,356,852

Through December 31, 2004, the corporate income tax rate was 33%. The statutory income tax rate will be 30% in 2005, 29% in 2006 and 28% as of 2007.

In conformity with Mexican accounting Bulletin D-4, at December 31, 2004, deferred taxes are recognized on basically all temporary differences using the enacted income tax rate at the time the differences are expected to reverse. As a result of this computation, deferred taxes decreased by Ps. 832,255.

As specified in recent amendments to the Income Tax Law, starting in 2005, only the cost of finished goods sold rather than inventories acquired will be deductible. Such amendments also establish that for the purposes of determining the cost of goods sold, inventory stock at December 31, 2004 may not be deducted, unless the amount of such goods accrues over a specific number of years as of 2005 in conformity with the specific procedure defined in the law. Consequently, the amount of inventories at December 31, 2004 will accrue over periods of up 8 years.

The Company has tax losses from prior years which, in conformity with the current Mexican Income Tax Law, may be carried forward, against taxable earnings generated in the next ten years. An analysis is as follows:

EXPIRATION DATE	AMOUNT	
2009	Ps.	76,329
2010		4,300
2011		6,360
2014		77,281
	Ps.	164,270

NOTE 10 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees, contributions to the fund are determined using the projected unit-credit method, employees make no contributions to the fund.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	DECEMBER 31			
		2004		2003
Vested benefit obligation	Ps.	102,360	Ps.	85,730
Current benefit obligation	Ps.	196,705	Ps.	174,772
Projected benefit obligation	Ps.	199,032	Ps.	177,252
Plan assets		(190,927)		(174,053)
Variances in assumptions and experience adjustments		16,736		22,927
Net projected liability	Ps.	24,841	Ps.	26,126
Labor cost	Ps.	28,393	Ps.	26,067
Financing cost		9,189		8,298
Return on plan assets		(10,657)		(9,597)
Amortization		(238)		(340)
Net period cost	Ps.	26,687	Ps.	24,428
Benefits paid		11,510		11,642
Fund contributions		28,754		25,915
Amortization period of variances assumptions and experience adjustments (years)		23.0		23.4

The rates considered in the actuarial computations for 2004 and 2003 were as follows:

Discount rate for labor obligations	5.5%
Salary increase	1.0%
Return on plan assets	6.5%

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 25, 2004:

1. Authorization of a maximum amount to be used in 2004 to repurchase the Company's own shares of Ps. 4,000,000 (nominal pesos).
2. Cancellation of 27,619,700 series "C" shares derived from the repurchase of the Company's own shares.
3. Increase in the rights of the holders of series "C" shares so as to be entitled to vote on corporate matters and to convert such shares into series "V" shares.
4. Increase in the legal reserve of Ps. 73,903 (nominal pesos) through a charge to retained earnings. The increase in constant pesos is Ps. 76,802.
5. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.44 nominal pesos or in Company shares at an exchange factor determined based on the average closing market price of the share on March 22, 2004 and the Ps. 0.44 nominal pesos per share. Such dividend shall be paid on March 31, 2004.
6. Increase in the variable portion of capital stock for up to Ps. 1,949,299 (nominal pesos). Such increase will be covered by issuing a maximum of 98,449,465 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be cancelled and the proposed capital increase shall be reduced proportionally.
7. The movement between fixed capital stock and variable capital was formalized in a shareholders' meeting. The Company's fixed capital is Ps. 878,310 (nominal pesos) and variable capital is unlimited.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 25, 2004, expired on March 29, 2004. The

Company delivered 43,703,087 new series "V" shares representing an increase of Ps. 1,457,935 (nominal pesos), and cancelled 54,746,378 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 491,364 (nominal pesos).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 820,853 (nominal pesos).

The following resolutions were adopted at a regular shareholders' meeting held on February 26, 2003:

1. Approval of the maximum amount to be used by the Company in 2003 to repurchase its own shares. Such amount is Ps. 3,248,032 (nominal pesos).
2. Cancellation of 34,909,400 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 247,154 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 268,489.
4. Payment of cash dividend at Ps. 0.37 nominal pesos per share, irrespective of the series. The dividend will be paid starting March 13, 2003.
5. Approval of a movement between fixed and variable capital. Fixed capital is Ps. 650,372 (nominal pesos) and variable capital may not exceed ten times such amount.
6. Approval of the creation of Fundacion Wal-Mart de Mexico. Annual contributions to the Foundation may not exceed 0.05% of sales.

b. An analysis of capital stock without restatement at December 31, 2004 and 2003 is as follows:

CAPITAL STOCK	2004	2003
Fixed	Ps. 820,853	Ps. 650,372
Variable	6,036,191	4,914,896
Total	Ps. 6,857,044	Ps. 5,565,268

Capital stock at December, 31 2004 and 2003 consisted of the following registered shares with no par value:

	NUMBER OF SHARES	
SERIES	2004	2003
Series "V" free subscription common shares	4,370,174,732	3,909,124,724
Series "C" free subscription shares without voting rights	-	523,780,121
Total number of shares	4,370,174,732	4,432,904,845

The maximum amount of authorized capital stock is unlimited.

Capital stock at December 31, 2004 and 2003 includes capitalized earnings of Ps. 3,103,169 (nominal pesos) and Ps. 1,645,234 (nominal pesos), respectively, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. For the years ended December 31, 2004 and 2003, WALMEX acquired its own shares, resulting in the following reduction in capital stock:

	2004	2003
Number of shares	106,433,200	28,999,000
Theoretical historical value	Ps. 166,159	Ps 36,407
Theoretical restated value	Ps. 170,004	Ps. 38,598

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares, which was completely exhausted. As of October 2004, such difference was applied from retained earnings.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

   At December 31, 2004 and 2003, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 35,829,712 and Ps. 32,900,651, respectively.

e. The employee stock option plan fund consists of 53,521,611 WALMEX shares, of which 40,888,474 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

   In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: stock options granted before 2000, 50% at the end of the third year and 50% at the end of the fourth year, from the date of grant; and stock options granted after 2000 may be exercised in equal parts over five years. In all cases, the right to exercise and employee stock option expires in a period of ten years from the date the option is granted, or sixty days following the executive's retirement from the Company.

   Compensation for the Company's employee stock option plan is measured and recorded using the intrinsic value method following the guidelines of APB Opinion 25, as supplementary guidance to accounting principles generally accepted in Mexico.

   An analysis of movements in the Company's employee stock option plan during 2004 and 2003 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)
Balance at January 1, 2003	62,885,187	19.60
Granted	16,616,186	24.99
Exercised	(11,294,169)	14.71
Canceled	(6,817,029)	21.87
Balance at December 31, 2003	61,390,175	21.71
Granted	15,812,001	33.88
Exercised	(23,229,665)	17.94
Canceled	(1,196,325)	28.49
Balance at December 31, 2004	52,776,186	26.86

Shares available for option grant:	
December 31, 2004	745,425
December 31, 2003	621,675

At December 31, 2004, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	GRANTED			EXERCISABLE	
RANGE OF EXERCISE PRICE (NOMINAL PESOS)	NUMBER OF SHARES	WEIGHTED AVERAGE REMAINING LIFE IN YEARS	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)
12.36	115,000	3.6	12.36	115,000	12.36
19.92 - 22.82	12,518,137	5.9	22.00	4,710,859	22.09
21.45 - 25.28	10,585,167	7.2	25.05	2,874,927	24.94
23.10 - 27.49	14,214,876	8.2	25.01	2,000,572	25.09
33.79 - 36.36	15,343,006	9.2	33.88	-	-
	52,776,186	7.7	26.86	9,701,358	23.44

NOTE 12 – SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in Mexican accounting Bulletin B-5, Financial Information by Segment. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2004 and 2003 is as follows:

SEGMENT	TOTAL REVENUES		OPERATING INCOME	
	2004	2003	2004	2003
Self services	Ps. 129,076,760	Ps. 115,993,801	Ps. 7,764,260	Ps. 6,194,370
Other	11,383,186	10,815,993	1,768,472	1,566,848
Consolidated	Ps. 140,459,946	Ps. 126,809,794	Ps. 9,532,732	Ps. 7,761,218

SEGMENT	PURCHASE OF PROPERTY AND EQUIPMENT		DEPRECIATION	
	2004	2003	2004	2003
Self service	Ps. 5,618,770	Ps. 5,067,014	Ps. 2,180,505	Ps. 1,988,491
Other	443,841	377,769	436,216	437,718
Consolidated	Ps. 6,062,611	Ps. 5,444,783	Ps. 2,616,721	Ps. 2,426,209

SEGMENT	TOTAL ASSETS		CURRENT LIABILITIES	
	2004	2003	2004	2003
Self service	Ps. 56,493,967	Ps. 52,377,294	Ps. 17,016,319	Ps. 16,735,853
Other	7,960,995	8,234,243	1,402,028	1,426,210
Unassignable items	7,415,876	8,448,902	1,376,179	1,402,021
Consolidated	Ps. 71,870,838	Ps. 69,060,439	Ps. 19,794,526	Ps. 19,564,084

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 13 – ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

In conformity with Mexican accounting Bulletin C-15, the Company computed the carrying amount of its long-lived assets at their present value, considering each of the Company's stores or restaurants as a minimum cash generating unit. The initial effect and the effect for the year ended December 31, 2004 of the determined impairment was not deemed to be material.

Information for Investors

Listing:
Mexican Stock Exchange



Investor Relations Contacts:
Federico Casillas
mfcasil@wal-mart.com

Mariana Rodriguez
m.rodriguez@wal-mart.com

Telephone:
(52) 55 5283 0100 Ext. 8289

ADR Sponsored Program:
JPMorgan Chase Bank
(depositary bank)
P.O. Box 43013
Providence, RI 02940-3013
Telephone: (1) 888 218-4375

Corporate Affairs:
Raul Arguelles
raul.arguelles@wal-mart.com

Telephone:
(52) 55 5283 9741

Ticker Symbols:

Mexican Stock Exchange:
Walmex V

ADR Sponsored Program:
WMMVY

Bloomberg:
WalmexV MM
WMMVY

Reuters:
WalmexV.Mx
WMMVY.Pk

Internet Address:
www.walmartmexico.com.mx

design: SIGNI / photo: COVIAN SANTA MARIA Y ASOCIADOS

WAL★MART MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001

Wal-Mart de Mexico, S.A. de C.V.

Corporate Headquarters
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283-0100
www.walmartmexico.com.mx